Exhibit 99.70

NEWS RELEASE

CARBON STREAMING WELCOMES
FOUR MANAGEMENT TEAM MEMBERS

TORONTO, ONTARIO, June 9, 2021 – Carbon Streaming Corporation (“Carbon Streaming” or the “Company”) is pleased to announce the expansion and strengthening of its management team with the addition of four key leadership roles. Carbon Streaming has assembled the team to accelerate the long-term growth of its carbon project investment portfolio from origination and due diligence through to transaction closure, monitoring and monetization. The team will work in support of the Company’s mission to develop carbon offset projects to mitigate climate change, support local economies in our project communities, and protect and preserve the natural environment for generations to come.

“I would like to extend a very warm welcome to our newest members of the Carbon Streaming management team: Michael Psihogios, Anne Walters, Alec Kushnir and Amy Chambers. Carbon Streaming looks forward to working with each of you as we endeavor to significantly grow this Company in the months and years ahead,” stated Justin Cochrane. “I am very excited to have such a high calibre group of individuals to successfully accelerate our investment strategies and business plans.”

Michael Psihogios (Chief Investment Officer)

Michael Psihogios has over fifteen years of financing, M&A, and corporate finance experience. Michael has extensive expertise in sourcing, structuring, due diligence, and negotiating both financing and M&A transactions from corporate and private equity perspectives across multiple industries throughout Europe, Africa, the Americas, and Australasia.

Most recently, Michael was the Chief Financial Officer of DUMAS, a specialized construction and engineering firm. Prior to DUMAS, Michael worked with an international private equity fund on numerous executive and corporate development secondment roles within portfolio companies, involved in raising capital and the ultimate sale of each business. Prior to a career in private equity, Michael worked in investment banking with National Bank Financial in the M&A group.

Michael Psihogios holds an MBA from the University of Toronto (Canada) and the University of St. Gallen (Switzerland).

Anne Walters (General Counsel & Corporate Secretary)

Anne Walters is a lawyer with nearly twenty years of experience in the Canadian corporate sector. Prior to joining the Company, Anne worked in-house, as the head of the Canadian legal team at a TSX listed energy company with South American operations. Prior to that, Anne practiced law at Stikeman Elliott LLP, working in the areas of corporate finance and M&A.

Anne Walters holds a J.D. from the University of Toronto, an M.B.A. from the University of Toronto, and a B.A. from McGill University. Anne is also a member of the Ontario Bar.

Alec Kushnir (EVP, Energy Carbon Credit Origination)

Alec Kushnir has over twenty-five years of experience in developing and financing power plants, LNG terminals, pipelines and mines for energy companies, commodity trading firms and financial institutions. Inspired by the potential companies have in helping to transition to a low carbon society, Alec has developed energy solutions for clients that significantly reduce their carbon footprint, improve air quality, and provide social benefits to the surrounding communities.

Most recently, Alec worked as Vice President, Business Development for New Fortress Energy (NFE), a leading LNG to power fuel supplier and infrastructure developer. While at NFE, Alec initiated the company’s carbon management strategy including creation of carbon credits for fuel switching projects related to NFE and customer owned power plants.

Alec Kushnir has also held positions with Noble Group, ANZ Investment Bank, Sithe Energies, Dresdner Kleinwort Benson, and Gas Energy developing power plants and executing structured finance, hedging, M&A, and high yield transactions totaling over $5 billion.

Amy Chambers (Director, Marketing, Communications & Sustainability)

Amy Chambers is a communications professional with twenty years of experience executing strategic initiatives in industry leading corporate and non-profit organizations in Europe and North America. Amy has held functional leadership roles in sales, marketing, communications, brand management, advertising, market research, and public policy advocacy.

Amy Chambers holds a B.A. in Communications from the University of Georgia and an MBA in Marketing from Questrom School of Business, Boston University. With a focus on Environmental, Social and Governance (ESG) strategies, Amy has pursued studies in these areas of interest to include Environmental Law and Social Justice from Harvard Extension School, Circular Economy and Sustainability Strategies from Cambridge Judge Business School, and GRI Sustainability Reporting Standards certification from LEAD Canada.

In conjunction with these appointments, the board of directors have approved the issuance of 550,000 incentive stock options and restricted share units (RSUs). The incentive stock options granted are exercisable at C$1.00 per share for a period of five years expiring June 7, 2026. These grants represent approximately 0.005 per cent of the Company’s issued and outstanding share capital.

About Carbon Streaming Corporation

Carbon Streaming Corporation is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. The Company intends to invest capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

ON BEHALF OF THE COMPANY:

“Justin Cochrane”

Justin Cochrane, President and CEO

info@carbonstreaming.com
www.carbonstreaming.com